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                SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

                          FORM U-33-S

                 ANNUAL REPORT CONCERNING FOREIGN
                        UTILITY COMPANIES

                 Filed Under Section 33 (e) of the
           Public Utility Holding Company Act of 1935,
             as amended, for the fiscal year ended
                        December 31, 1999

                      Filed pursuant to the
           Public Utility Holding Company Act of 1935 by

                        SEMPRA ENERGY
                        101 Ash Street
                 San Diego, California  92101

        The Commission is requested to mail copies of all communications relating to this Annual Report to:

                        John R. Light
          Executive Vice President and General Counsel
                        Sempra Energy
                        101 Ash Street
                 San Diego, California  92101



     Sempra Energy, a California corporation ("Sempra"), is a public utility holding company exempt from the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act"), by order of the Securities and Exchange Commission, (the "Commission") pursuant to
Section 3 (a) (1) thereof. Sempra is the ultimate parent company of Southern California Gas Company ("SoCalGas") and San Diego Gas & Electric Company ("SDG&E"). SoCalGas and SDG&E are the only subsidiary companies within Sempra's holding company system that are public utility companies.

     On behalf of SoCalGas and SDG&E and pursuant to Section 33 (e) of the Holding Company Act, Sempra hereby files with the Commission this Annual Report concerning Foreign Utility Companies on Form U-33-S for the fiscal year ended December 31, 1999.

     All terms used in this Annual Report shall have the same meanings as in the Holding company Act and the rules and regulations thereunder.


     Item 1 - Identification of Foreign Utility Companies.

     A. Sempra indirectly holds interests in Camuzzi Gas Pampeana S.A. ("Pampeana") and Camuzzi Gas del Sur S.A. ("Sur"), foreign utility companies having respective business addresses as follows:

     Camuzzi Gas Pampeana S.A.
     Av. Alicia Moreau de Justo 240 (formerly Av. Davila)
     Dique 2
     (1107) Capital Federal, Argentina

     Camuzzi Gas del Sur S.A.
     Av. Alicia Moreau de Justo 240 (formerly Av. Davila)
     Dique 2
     (1107) Capital Federal, Argentina

     Sempra's interests in Pampeana and Sur are held through Sempra Energy International Chile Holdings I B.V., an indirect wholly-owned subsidiary of Sempra. It owns approximately 21.5% of the outstanding common stock of each of Sodigas Pampeana S.A. and Sodigas Sur S.A. which, in turn, respectively own approximately 70% of the outstanding common stock of Pampeana and 90% of the outstanding common stock of Sur. The direct and other indirect subsidiaries (none of which is a public utility company) of Sempra through which such interests are held are indicated on Exhibit A to this Annual Report.

     Pampeana and Sur hold exclusive concessions from the Argentine Government to distribute natural gas in each of two contiguous regions of Argentina. Neither company derives any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither company nor any of its subsidiary companies is a public utility company operating in the United States of America.

     Pampeana derives most of its income from the distribution at retail of natural or manufactured gas to industrial, commercial and residential customers within the Provinces of La Pampa and Buenos Aires (including certain portions of the metropolitan region of the city of Buenos Aires) in the Republic of Argentina. This region includes the cities of La Plata, Mar del Plata and Bahia Blanca.

     Sur derives most of its income from the distribution at retail of natural or manufactured gas to industrial, commercial and residential customers within the Province of Neuquen, Rio Negro, Chubut, Santa Cruz and Tierra del Fuego in the Republic of Argentina.

     The respective facilities used by Pampeana and Sur for the distribution at retail of natural or manufactured gas consist of transportation and distribution lines, meters, pumps, valves and pressure and flow controllers.

     B. Sempra indirectly holds a 60% interest in Distribuidora de Gas Natural de Mexicali, S. de R.L. de C.V ("DGN Mexicali"), a foreign utility company having its business address as follows:

     Distribuidora de Gas Natural de Mexicali, S. de R.L. de C.V.
     Blvd. Venustiano Carranza No. 200
     Colonia Plutarco Elias Calles
     Mexicali, Baja California
     Mexico

     Sempra's interest in DGN Mexicali is held through Sempra Energy Mexico, S.A. de C.V. and Pacific Enterprises International Canada Ltd., each of which is an indirect subsidiary of Sempra and owns a 30% interest in DGN Mexicali. The direct and other indirect subsidiaries (none of which is a public utility company) of Sempra through which such interests are held are indicated on Exhibit A to this Annual Report.

     DGN Mexicali holds a permit from the Mexican government to build and operate a natural gas distribution system in Mexicali, Baja California. The system began distributing natural gas (primarily to commercial customers) in August 1997, and is being expanded to serve approximately 25,000 businesses and households by the fifth year of operation. DGN Mexicali does not derive any part of its income, directly, or indirectly, from the generation, transmission or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither it nor any of its subsidiaries is a public utility company operating in the United States. DGN Mexicali distributes natural gas to its customers via its pipeline facilities which include high pressure steel pipelines and regulator stations, polyethylene distribution mains and service lines. Consumption is metered at each point of use at residential, commercial, and industrial sites.

     C. Sempra indirectly holds a 95% interest in DGN de Chihuahua, S. de R.L. de C.V. ("DGN Chihuahua"), a foreign utility company having its business address as follows:

     DGN de Chihuahua, S. de R.L. de C.V.
     Avenida Zarco 2605
     Colonia Zarco, C.P.  31020
     Chihuahua, Chihuahua
     Mexico

     Sempra's interest in DGN Chihuahua is held through Sempra Energy Mexico, S.A. de C.V. and Pacific Enterprises International Canada Ltd., each of which is an indirect subsidiary of Sempra and owns a 47.5% interest in DGN Chihuahua. The direct and other indirect subsidiaries (none of which is a public utility company) of Sempra through which such interests are held are indicated on Exhibit A to this Annual Report.

     DGN Chihuahua holds a permit from the Mexican government to build and operate a natural gas distribution system in Chihuahua, a city of approximately 630,000 people in northern Mexico. DGN Chihuahua began construction on the distribution system in late 1997 and will serve approximately 50,000 customers by the fifth year of operation. DGN Chihuahua also assumed control of an existing gas pipeline serving 24 industrial customers. DGN Chihuahua does not derive any part of its income, directly, or indirectly, from the generation, transmission or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither it nor any of its subsidiaries is a public utility company operating in the United States. DGN Chihuahua distributes natural gas to its customers via its pipeline facilities which include high pressure steel pipelines and regulator stations, polyethylene distribution mains and service lines. Consumption is metered at each point of use at residential, commercial, and industrial sites.

     D. Sempra indirectly holds a 100% interest in DGN de La Laguna-Durango, S. de R.L. de C.V. ("DGN de La Laguna-Durango"), a foreign utility company having its business address as follows:

     DGN de La Laguna-Durango, S. de R.L. de C.V.
     Prol. Monaco #100
     Esq. Bolv. Construccion
     Col. El Tajito
     Torreon, Coahuila 27100
     Mexico

     Sempra's interest in DGN de La Laguna-Durango is held through Sempra Energy Mexico, S.A. de C.V. and Sempra Energy International, each of which is an indirect subsidiary of Sempra and owns a 50% interest in DGN de La Laguna-Durango. The direct and other indirect subsidiaries (none of which is a public utility company) of Sempra through which such interests are held are indicated on Exhibit A to this Annual Report.

     DGN de la Laguna-Durango holds a permit from the Mexican government to build and operate a natural gas distribution system in the neighboring states of Coahuila and Durango in northern Mexico. DGN de La Laguna-Durango began construction on the distribution system in early 2000 and will serve approximately 50,000 customers by the fifth year of operation. DGN de la Laguna-Durango also assumed control of an existing 26 mile steel pipeline serving 22 industrial customers. DGN de La Laguna-Durango does not derive any part of its income, directly, or indirectly, from the generation, transmission or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither it nor any of its subsidiaries is a public utility company operating in the United States. DGN distributes natural gas to its customers via its pipeline facilities which include high pressure steel pipelines and regulator stations, polyethylene distribution mains and service lines. Consumption is metered at each point of use at residential, commercial, and industrial sites.

     E. Sempra indirectly holds a 49.9% interest in Chilquinta Energia S.A. ("Chilquinta Energia"), a foreign utility company having its business address as follows:

     Chilquinta Energia S.A.
     General Cruz No 222
     Valparaiso, Chile

     Sempra's interest in Chilquinta Energia is held through Inversiones Sempra-PSEG Chile S.A. ("Inversiones"), of which Sempra indirectly holds 50% of the equity; the remaining 50% interest is held by PSEG Chilean Equity Ltd., a Cayman company wholly-owned by PSEG Americas Inc. Inversiones, in turn, holds 99.8% of the equity in Chilquinta Energia. Therefore, Sempra indirectly holds a 49.9% interest in Chilquinta Energia. The direct and other indirect subsidiaries (none of which is a public utility company) of Sempra through which such interest is held are indicated on Exhibit A to this Annual Report.

     Chilquinta Energia derives its income from the generation, transmission and distribution of electric energy for sale to industrial, commercial and residential customers, either directly or through its holdings, in Chile, Peru and Argentina.

     Chilquinta Energia distributes electricity to approximately 405,000 customers in central Chile, north and west of the capital, Santiago. Chilquinta Energia's distributed energy sales in Chile's Quinta Region ("Region V") totaled 1,400 gigawatt hours ("GWh") in 1999. Chilquinta Energia facilities include 468.6 kilometers of electrical transmission and distribution lines.

     Chilquinta Energia indirectly owns a controlling interest, totaling 37%, of Luz del Sur S.A.A, a Peruvian company which distributes electricity to customers in the southern zone of metropolitan Lima, Peru. Pursuant to its concession, Luz del Sur S.A.A. serves an area equivalent to 3,000 square kilometers and serves approximately 690,000 customers.

     Chilquinta Energia owns 100% of Energas S.A. ("Energas"), a Chilean company. Energas derives most of its income from the distribution at retail of natural or manufactured gas to industrial, commercial and residential customers within Region V, in central Chile. Energas began delivery to customers in central Chile in May 1998 and plans to reach more than 50,000 customers by its fifth year of operation. Energas' facilities used for the distribution at retail of natural or manufactured gas consist of transportation and distribution lines, meters, pumps, valves and pressure and flow controllers.

     Chilquinta Energia does not own or derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither Chilquinta Energia nor any of its subsidiary companies (as that term is defined in the Holding Company Act) is a public utility company (as so defined) operating in the United States of America.

     F. Sempra indirectly holds 42.25% of the equity in Luz del Sur S.A.A. ("Luz"), a foreign utility company having its business address as follows:

     Luz del Sur S.A.A.
     Av. Canaval y Moreyra 380
     San Isidro, Lima, Peru

     Sempra's interest in Luz is held through two distinct chains of ownership. Chilquinta Energia indirectly owns 37.65% of Luz. In addition, Sempra owns 50% of Peruvian Opportunity Company, a Peruvian company, which in turn owns directly and indirectly 46.85% of Luz. Consequently, Sempra's combined ownership in Luz (through Chilquinta Energia and Peruvian Opportunity Company) is 42.25%.

     Luz derives its income from the generation, transmission and distribution of electric energy for sale to industrial, commercial and residential customers. Specifically, Luz distributes electricity to customers in the southern zone of metropolitan Lima, Peru, and the surrounding areas. Pursuant to its concession, Luz serves an area equivalent to 3,000 square kilometers and serves approximately 690,000 customers. Luz's 1999 energy sales totaled approximately 3,400 GWh.

     Luz either directly or through its subsidiaries and affiliates, holds various concessions from the Peruvian government to distribute electricity in and around the city of Lima, Peru.

     Neither Luz nor any of its subsidiary companies owns or derives any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither Luz nor any of its subsidiary companies is a public-utility company operating in the United States of America, as such terms are defined in the Holding Company Act.

     Item 2 - Debt and other Financial Obligations.

     Neither Sempra nor any of its system companies is subject to recourse for any debt or other financial obligation (through direct or indirect guarantees or otherwise) of Pampeana or Sur, DGN Mexicali, DGN Chihuahua or DGN de La Laguna-Durango, other than certain performance guarantees in favor of the Mexican Commission Regulating Energy ("CRE").

     Sempra LLC, a subsidiary of Sempra, obtained in September 1999 a $160 million Senior Secured Term Loan to refinance the then existing debt of Chilquinta Energia and to partially fund the acquisition by Sempra of its equity in Chilquinta Energia. As part of such Senior Secured Term Loan, Sempra agreed to provide credit support to Sempra LLC of $25 million.

     Item 3 - Service, Sales and Construction Contracts.

     Pursuant to a management fee agreement with Pampeana and Sur, during 1999 Sempra received compensation for certain management services in the amount of $1,201,335. In addition, Pampeana and Sur have accrued but unpaid obligations to Sempra in the amount of $620,496 in respect of 1999 management services.

     DGN Mexicali, DGN Chihuahua and DGN de La Laguna-Durango have each entered into contracts with subsidiaries of Sempra to provide project management, engineering supervision and contract administration of construction of their respective pipeline systems. The amount of compensation to be paid under the contracts equals the actual labor rates paid to employees of the Sempra contracting subsidiaries together with an amount to cover direct and indirect overhead costs. For 1999, the total amounts invoiced to DGN Mexicali, DGN Chihuahua and DGN de La Laguna-Durango for these services were $284,628, $980,232 and $585,078, respectively.

     In addition, during 1999 DGN Mexicali, DGN Chihuahua and DGN de La Laguna-Durango purchased materials from Sempra affiliates. The amounts charged by Sempra affiliates, including SoCalGas, to DGN Mexicali, DGN Chihuahua and DGN de La Laguna-Durango were $154,126, $992,694 and $25,136, respectively.

     Chilquinta Energia has entered into contract with subsidiaries of Sempra to provide project management, engineering supervision and other technical services. The amount of compensation to be paid under the contract equals the actual labor rates paid to employees of the Sempra contracting subsidiaries plus a margin factor together with an amount to cover direct and indirect overhead costs. For 1999, the total amounts invoiced to Chilquinta Energia and its subsidiaries for these services totaled $669,205.

     Exhibit A

     Attached as Exhibit A to this Annual Report is an organizational chart showing the relationship of Pampeana, Sur, DGN Mexicali, DGN Chihuahua, DGN de La Laguna-Durango, Chilquinta Energia and Luz to Sempra and its system public utility companies.

     Signature

     The undersigned company has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

April 28, 2000                    SEMPRA ENERGY


                                  By:   /s/ John R. Light
                                     ---------------------------------
                                     John R. Light,
                                     Executive Vice President and
                                     General Counsel